TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                          Steve Carr (investors, analysts, media)
011-525-55-629-8729                                                     312-780-7211
carlos.aguilarm@tmm.com.mx                                         scarr@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2019 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2019 First-Quarter Results Include:

o	Consolidated income of $362.7 million.
o	Decreased Financial Debt in 22 percent.
o	Stockholders’ Equity of $2,075.3 million.

(Mexico City, April 30, 2019) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the first quarter 2019.

MANAGEMENT OVERVIEW

José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, “Although the improving economy and the energy industry recovery have allowed for positive performance of the markets, the first quarter of this year has been particularly complicated for companies that provide services to the Mexican energy sector.  Grupo TMM is still active in the national and Caribbean market, supported by its wide experience in maritime-management transportation and logistics, as well as its client diversification strategy, cost optimization, revenue improvement, and a great effort to strength its balance and decrease its debt.”
 “Grupo TMM, through its Maritime division, Ports and Terminals division, as well as Warehousing Services, continues to position itself as the best option offering the highest quality services for a wide range of customers in the energy industry and agricultural business in our country,” Mr. Serrano continued.
“The Company is qualified to develop expansion projects concerning hydrocarbons transportation, storage and distribution, exploiting the Mexican energy industry market’s potential.”
Mr. Serrano added, “Group TMM maintains its responsibility to the shareholders to strengthen the Company’s balance sheet and increase its value; furthermore, the company the commitment with its human capital, social responsibility and Mexico’s economic development.”

FIRST-QUARTER 2019 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial reporting Standards (IFRS-16) effective as of January 1, 2019. All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues for the first quarter of 2019 were $362.7 million, compared to $386.8 million reported in the same period of previous year. Warehousing Services revenue increased 7.7 percent compared to 2018.
The Company reported a consolidated operating loss of $28.8 million in the 2019 first quarter compared to income of $17.8 million in the same period of 2018.
Non-recurrent operations in the 2019 first quarter reported a loss of $10.6 million, compared to income of $6.8 million in the same period of 2018.
Maritime revenues were $207.0 million in the 2019 first quarter compared to $233.6 million in the same period in 2018, mainly attributable to the decrease in revenue of the Offshore segment due to the lack of operation of the “Subsea 88,” derived from an incident that occurred in November 2018; as well as the reduction of the Maritime Management Fee; partially offset by an income increase in Bulk Carriers business and Tugboats business.
First-quarter 2019 Maritime operating profit was $14.9 million compared to $30.9 million in the same period last year, mainly attributable to the performance in Offshore business and Maritime Management, partially offset by a larger number of calls in the Tugboats business, as well as an increased volume of transported and improved rates in Bulk Carrier Business.
First-quarter 2019 Maritime EBITDA was $29.6 million compared to $46.7 million in the same period of 2018; EBITDA margin was 14.3 percent.
Ports and Terminals reported revenues of $113.7 million in the 2019 first quarter compared to $114.3 million in the same period last year, mainly due to a decrease of freighted cars in API Acapulco, partially offset by an increase of scale revenue in shipping agencies and a larger volume of operations in the Intermodal Terminal at Aguascalientes with the Company’s client Nissan.
First-quarter 2019 Ports and Terminals reported operating income of $18.6 million compared to $23.9 million in the same period of 2018, mainly attributable to a lower volume of steel transported in Tampico Terminal and the performance in API Acapulco, partially offset by a larger volume of operations and optimization costs in Shipping Agencies business.
Ports and Terminals EBITDA was $23.5 million in the 2019 first quarter, compared to $26.7 million in the same period of 2018; EBITDA margin was 20.7 percent.
Warehousing Services revenue continued its improvement trend, reporting $41.9 million in 2019 first quarter, compared to $38.9 million in the same period of 2018. Warehousing Services operating results is practically in break even.

DEBT
As of March 31, 2019, Grupo TMM’s net debt was $232.0 million. Short-Term Debt was $218.7 million and free cash was $354.8 million.
Total Debt*
– Millions of Mexican Pesos –
	Al 31/3/19	Al 31/12/18
Short-Term Debt	$218.7	$223.4
Long-Term Debt	368.1	392.1
Total Debt	$586.8	$615.5
Cash	354.8	318.2
Net Debt	$232.0	$297.3

Debt for the effects of IFRS 16
Short-Term Leases	$9.4	$0.0
Long-Term Leases	496.3	0.0
Total Debt for the effects of IFRS 16	$505.7	$0.0

Stockholders’ Equity	$2,075.3	$2,124.3
Book value per share	$20.31	$20.79

* Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2019	2018

Current assets:
Cash and cash equivalents	354.8	318.2
Accounts receivable
Accounts receivable – Net	445.2	397.0
Other accounts receivable	427.6	469.5
Prepaid expenses and others current assets	91.2	81.5
Total current assets	1,318.7	1,266.2
Property, machinery and equipment	3,184.7	2,725.6
Cumulative Depreciation	(377.1)	(409.2)
Property, machinery and equipment – Net	2,807.6	2,316.4
Other assets	200.9	198.4
Total assets	4,327.2	3,781.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	218.7	223.4
Leases	9.4	-
Suppliers	309.8	262.1
Other accounts payable and accrued expenses	443.0	375.9
Total current liabilities	980.9	861.4
Long-term liabilities:
Bank loans	368.0	392.1
Leases	496.3	-
Deferred taxes	226.8	226.8
Other long-term liabilities	179.8	176.6

Total long-term liabilities	1,271.0	795.5
Total liabilities	2,251.9	1,656.8
Total stockholders´ equity	2,075.3	2,124.3

Total liabilities and stockholders´ equity	4,327.2	3,781.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
Statement of Income*
- Millions of Pesos -

	Three months ended
	March 31,
	2019	2018

Maritime	207.0	233.6
Ports and Terminals	113.7	114.3
Warehousing services	41.9	38.9
Corporate and others	-	-
Revenue from freight and services	362.7	386.8
Maritime	(177.4)	(186.9)
Ports and Terminals	(90.2)	(87.6)
Warehousing services	(42.0)	(44.4)
Corporate and others	(0.1)	(0.2)
Cost of freight and services	(309.8)	(319.2)
Maritime	(14.7)	(15.8)
Ports and Terminals	(4.9)	(2.8)
Warehousing services	(0.2)	(0.3)
Corporate and others	(10.1)	(1.8)
Depreciation and amortization	(29.9)	(20.7)
Corporate expenses	(41.2)	(35.9)
Maritime	14.9	30.9
Ports and Terminals	18.6	23.9
Warehousing services	(0.3)	(5.8)
Corporate and others	(10.2)	(2.0)
Other (expenses) income - Net	(10.6)	6.8
Operating (loss) income	(28.8)	17.8

Financial (expenses) income - Net	(31.8)	(16.9)
Exchange gain (loss) - Net	12.1	27.7
Net financial cost	(19.6)	10.8
(Loss) Income before taxes	(48.4)	28.6
Provision for taxes	(0.5)	(0.8)
Net (loss) income for the period	(49.0)	27.8

Attributable to:
Minority interest	1.3	(0.1)
Equity holders of GTMM, S.A.B.	(50.3)	28.0

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.5)	0.3

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.5)	0.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- Millions of Pesos -

	Three months ended
	March 31,
	2019	2018

Cash flow from operation activities:
Net (loss) income for the period	(49.0)	27.8
Charges (credits) to income not affecting resources:
Depreciation & amortization	29.9	20.7
Other non-cash items	24.4	(2.6)
Total non-cash items	54.3	18.1
Changes in assets & liabilities	16.0	(59.7)
Total adjustments	70.3	(41.6)
Net cash provided by (used in) operating activities	21.3	(13.7)

Cash flow from investing activities:
Proceeds from sales of assets	77.8	74.5
Payments for purchases of assets	(7.9)	(8.7)
Net cash (used in) provided by investment activities	69.9	65.8

Cash flow provided by financing activities:
Short-term borrowings (net)	(20.0)	(25.4)
Repayment of leases	(14.7)	-
Repayment of long-term debt	(16.5)	(38.3)
Net cash used in financing activities	(51.2)	(63.7)
Exchange losses on cash	(3.5)	(21.6)
Net decrease in cash	36.6	(33.2)
Cash at beginning of period	318.2	461.6
Cash at end of period	354.8	428.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.